Neiman Large Cap Value Fund Date: 1/8/2009 NAV: 16.95 Day Change: -0.01

Neiman Large Cap Value Fund

2008 Dividends & Capital Gains

As of 6/27/08
Dividend $0.0267
Short-Term Capital Gain $0.1900
Long-Term Capital Gain $0.0070

2007 Dividends & Capital Gains

As of 12/28/07
Dividend $0.1760
Short-Term Capital Gain $0.4793
Long-Term Capital Gain $0.5877

As of 6/28/07
Dividend $0.0487
Short-Term Capital Gain $0.3651
Long-Term Capital Gain $0.5525

Fund Proxy Voting Policy

Neiman Funds
PO Box 205
Rancho Santa Fe, CA 92067
(858) 759-4223
Email: info@neimanfunds.com

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling toll free (877) 385-2720. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling toll free (877) 385-2720. The prospectus should be read carefully before investing.

The Objective, Principal Investment Strategies and Policies of the Funds

Neiman Large Cap Value Fund

- The Fund invests primarily in common stocks of large capitalization companies that the investment adviser believes are undervalued. Large Capitalization companies are defined as those with market capitalizations of $5.0 billion or more at the time of purchase. Under normal circumstances, the Fund will invest at least 80% of its net assets in common stocks of large capitalization companies, as defined above.

- The Fund may sell or "write" covered call options against the stocks in the Fund's portfolio.

- The Fund is a "non-diversified" portfolio, which means it can invest in fewer securities at any one time than diversified portfolios.

Investment Minimums (Each Fund):	Initial	Additional
Regular Account	$1,000	$100
Automatic Investment Plan	$500	$100*
IRA / Roth IRA	$500	$100*

*An Automatic Investment Plan requires a $100 minimum automatic monthly or quarterly investment.

	Neiman Large Cap Value Fund
CUSIP:	640193108
TICKER SYMBOL:	NEIMX

Application

Application - Click Here

IRA Application - Click Here

IRA Transfer Form - Click Here

IRA Plan Booklet - Click Here

Before you invest or send money you are required to read the prospectus. Click here to read the prospectus.

Prospectus
Your Guide To The Neiman Funds

Neiman Large Cap Value Fund 2008 Prospectus - Click Here
Statement of Additional Information - Click Here

Applications

Applications - Click Here

Financial Reports

2007 Annual Report - Click Here
2007 Semi-Annual Report - Click Here
2008 Annual Report - Click Here
2008 Sem-Annual Report - Click Here

Before you invest or send money you are required to read the prospectus.

If you would like to receive a prospectus by mail please click HERE

To view and print out the prospectus, click on one documents above. You will need Adobe Acrobat to view the Prospectus - click HERE and follow the instructions, then return to this page and try again.

Management

About the Investment Adviser

Neiman Capital Management, LLC is the investment adviser of the Funds and has responsibility for the management of the Funds affairs, under the supervision of the Trust's Board of Trustees. Each Fund's investment portfolio is managed on a day-to-day basis by the investment team of Harvey Neiman and Daniel Neiman.

Harvey Neiman is a native of California . He has been an attorney since 1970. He earned an LLM degree in taxation in 1985. He has studied investments and the markets since the mid 1980's. He has been managing investments professionally since 1993.

Daniel Neiman is a native of La Jolla , California. He graduated from Humboldt State University with a BS degree in finance in 1999. He has studied investments and the markets since the mid 1990's. He has managed investments professionally since 1999.

Equity Positions
December 31, 2008

Neiman Large Cap Value Fund

EXXON MOBIL CORP.
APACHE CORP.
CANADIAN NATIONAL RAILWAY CO.
DEVON ENERGY CORP.
WYETH
ENTERGY CORP.
RAYTHEON CO.
J.P MORGAN CHASE & CO.
GENERAL DYNAMICS CORP.
V F CORP.
EXELON CORP.
CONOCOPHILLIPS
HEINZ HJ CO.
BURLINGTON NORTHERN SANTA FE C
PHILIP MORRIS INTERNATIONAL
SOUTHERN CO.
FEDEX CORP.
UNITED TECHNOLOGIES CORP.
NORFOLK SOUTHERN CORP.
COSTCO WHOLESALE CORP.
CHUBB CORP.
AMERICAN ELECTRIC POWER CO.
CHEVRON CORP.
DIAMONDS TRUST SERIES
REYNOLDS AMERICAN, INC.
CAPITAL ONE FINANCIAL CORP.
MCKESSON CORP.
KRAFT FOODS, INC.
DUPONT E.I. DENEMOURS & CO.
ALTRIA GROUP, INC.

News

Prospectus Request for the Neiman Funds

To receive a Prospectus for the Neiman Funds please call 1-877-385-2720.

Contact

Harvey Neiman
(858) 759-4223